EXHIBIT 99.12
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse

The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA

Paris, 11th of January 2007
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 13,925,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending December 31, 2006, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 46,944,439 shares in its treasury. In addition, on December 31, 2006, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 161,200,707 of its ordinary shares at this date.